UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(281) 817-8099

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CW PETROLEUM CORP

PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to update this Annual Report on Form 1-K with respect to any subsequent material developments or otherwise make public statements updating our forward-looking statements.

Item 1. Business

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, CW Petroleum Corp supplies and distributes biodiesel, biodiesel blends, renewable gasoline, and 92 octane reformulated no ethanol gasoline to distributors, convenience stores, marinas, and end-users.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose in forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

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We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers.

Accounts receivable as of December 31, 2025 was concentrated in one customer representing 100% of accounts receivable. Accounts receivable as of December 31, 2024 were concentrated among three customers representing 61%, 29%, and 10% of accounts receivable. Our revenue included a significant concentration among customers for the year ended December 31, 2025 in which three customers represented 50%, 38%, and 6% of revenue. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice. We currently do not have any such contracts in place. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

CW Petroleum Corp supplies and distributes biodiesel, biodiesel blends, renewable gasoline, and a 92 octane reformulated no ethanol gasoline to distributors, convenience stores, marinas, and end-users. The base formula of refined diesel fuel is not significantly different among oil refineries. There are minimum government standards that all diesel fuel must adhere to and the baseline product that flows from the refineries through a network of pipelines, such as the ones owned by Magellan, to the fuel terminals are basically the same. Once at the terminal, the fuel is delivered to the wholesale fuel rack where it is pumped into our tanker trucks. If required by our customers, additives are pumped into the base diesel at a blending station creating a fuel “blend”. One of these blends is based on a proprietary formula of our Company. We market our blend to our customers, advertising various benefits such as better fuel efficiency or being more environmentally friendly. As of the date of this Annual Report on Form 1-K, we own two semi-trucks and four compartmentalized fuel trailers that can transport diesel fuel/biodiesel and gasoline. These vehicles can hold between 7,500 gallons of diesel fuel/biodiesel and 8,000 gallons of gasoline. Our four stainless steel trailers can each hold approximately 7,000 gallons of liquid chemicals. Our Chief Executive Officer (“CEO”), Christopher Williams, negotiates all contracts with customers.

Due to our market area, much of the fuel currently delivered by us needs to be blended. Reformulated gasoline (“RFG”) is gasoline blended to burn more cleanly than conventional gasoline and to reduce smog-forming and toxic pollutants in the air we breathe. The RFG program was mandated by Congress in the Clean Air Act Amendments of 1990. RFG is required in cities with high smog levels and is optional elsewhere. RFG is currently used in 16 states and the District of Columbia. About 25% of gasoline sold in the U.S. is reformulated. The Houston-Galveston-Brazoria nonattainment area is required by the Clean Air Act to use RFG. This eight-county market area includes Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, and Waller Counties. These are the principal areas where we have operated since inception.

We have developed and are currently selling to convenience stores, marinas, and fuel distributors a proprietary reformulated no ethanol gasoline certified by the Environmental Protection Agency (“EPA”) and blended by the Company for marine, small engine, classic and high-performance automobile consumers. We blend the product on land we lease. We use our own blend tank to create our proprietary gasoline blends, and we use our own tanker trucks to distribute the formulated product. We currently do not own a bulk distribution plant or lease tanks at a tank terminal or refinery.

We also purchase spot volumes of diesel and gasoline from numerous refinery locations, and ship volumes of gasoline and diesel fuel (5,000-25,000 barrels per shipment) to oil companies such as Shell, Exxon, Chevron, Valero, Phillips 66, and Marathon within the Magellan, Colonial and Kinder Morgan SFPP pipeline systems. We currently retain StoneX Group, LLC, a commodities and securities broker, to manage our hedging operation that we utilize from time to time when needed.

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Our Products and Services

We deliver regular gasoline, diesel fuel and biodiesel fuel. We also can deliver a nonethanol fuel for RFG markets. If the fuel to be delivered is a biofuel or needs other blending, our truck goes to a blending station to obtain the fuel needed for the blend. The blending is done in a truck or tank and then delivered.

We provide the following products for sale:

●	biodiesel – B100 and B99.9;

●	reformulated and conventional gasoline with 10% ethanol;

●	ultra-low sulfur diesel fuel with or without biodiesel blends (5%-20%);

●	reformulated no ethanol gasoline; and

●	biodiesel additives – cetane and algae tank sediment mitigation.

We provide the following services to our customers and are hired by third parties for:

●	transportation hauling of refined products and chemicals;

●	tote service – offloading fuels and chemicals directly from our truck into approved 275- or 330-gallon plastic totes;

●	drumming service - offloading fuels and chemicals directly from our truck into approved 55-gallon drums;

●	transloading services - offloading fuels and chemicals directly from our truck to and from approved railroad tank cars; and

●	metered offloads/split drops – we utilize our built-in fuel meters located on our tanker trailers to provide an accurate ticket showing gallons of motor fuels and chemicals delivered at each customer location.

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Government Regulation

We are subject to various federal, state and local laws and regulations relating to our business.

As a motor carrier, we are subject to regulation by the Federal Motor Carrier Safety Administration (“FMCSA”) and the United States Department of Transportation (“DOT”), and by various federal and state agencies. These regulatory authorities exercise broad powers governing various aspects such as operating authority, safety, hours of service, hazardous materials transportation, financial reporting and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment, product-handling requirements and drug testing of drivers. We currently maintain a satisfactory DOT safety rating. Any downgrade in our DOT safety rating (as a result of new regulations or otherwise) could adversely affect our business. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices, emissions or by changing the demand for common or contract carrier services or the cost of providing trucking services. Possible changes include:

●	increasingly stringent environmental regulations, including changes intended to address climate change;

●	restrictions, taxes or other controls on emissions;

●	regulation specific to the energy market and logistics providers to the industry;

●	changes in the hours-of-service regulations, which govern the amount of time a driver may drive in any specific period;

●	driver and vehicle electronic logging requirements;

●	requirements leading to accelerated purchases of new tractors;

●	mandatory limits on vehicle weight and size;

●	driver hiring restrictions;

●	increased bonding or insurance requirements; and

●	mandatory regulations imposed by the Department of Homeland Security.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels and emissions, which may increase our operating costs, require capital expenditures or adversely impact the recruitment of drivers.

Restrictions on emissions or other climate change laws or regulations could also affect our customers that use significant amounts of energy or burn fossil fuels in producing or delivering the products we carry. We also could lose revenue if our customers divert business from us because we have not complied with their sustainability requirements.

In addition, the FMCSA rules provide that a truck driver may work no more than a maximum number of 60 hours within seven consecutive days and 70 hours within eight consecutive days. FMCSA rules further impose a maximum work period of 14 hours (no more than 11 hours of which may be driving time) after first coming on-duty following 10 consecutive hours of off-duty time. FMCSA rules also require that drivers take a 30-minute break prior to driving beyond eight hours. Our drivers utilize electronic logging devices (“ELDs”) for the purpose of recording their hours of service.

We are registered as a motor carrier with the Commercial Driver’s License Drug and Alcohol Clearinghouse, which requires us to check for drug and alcohol violations of current drivers at least annually and prospective employees prior to hiring. We have completed our annual limited query and pre-hire driver authorization queries

Our activities, which involve the blending, transportation, storage and distribution of fuels, are subject to various federal, state and local health and safety laws and regulations relating to the protection of the environment, including, among others, those governing the transportation, management and disposal of hazardous materials, vehicle emissions, and the cleanup of contaminated sites. Our operations involve risks of fuel spillage or seepage, and other activities that are potentially damaging to the environment. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of or liable under applicable laws or regulations, it could significantly increase our cost of doing business.

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Our truck terminal and blending facility are located in an industrial area, where groundwater or other forms of environmental contamination may have occurred. Under environmental laws, we could be held responsible for the costs relating to any contamination at those or other of our past or present facilities, including cleanup costs, fines and penalties and personal injury and property damages. Under some of these laws, such as the Comprehensive Environmental Response Compensation and Liability Act (also known as the Superfund law) and comparable state statutes, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of any disposal activities or whether a party owned or operated a contaminated property at the time of the release of hazardous substances. The discovery of contamination or the imposition of additional obligations or liabilities in the future could result in a material adverse effect on our financial condition, results of operations or our business reputation. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we fail to comply with applicable environmental laws and regulations, we could also be subject to substantial fines or penalties and to civil and criminal liability. As a result, our costs of complying with current or future environmental laws or liabilities arising from such laws may have a material adverse effect on our business, results of operations or financial condition.

New laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make additional capital expenditures or incur additional liabilities. For example, at times, certain independent refiners have initiated discussions with the EPA to change the way the Renewable Fuel Standard is administered in an attempt to shift the burden of compliance from refiners and importers to blenders and distributors. Under the RFS, which requires an annually increasing amount of biofuels to be blended into the fuels used by U.S. drivers, refiners/importers are obligated to obtain renewable identification numbers either by blending biofuel into gasoline or through purchase in the open market. If the obligation was shifted from the importer/refiner to the blender/distributor, we would potentially have to utilize the RINs we obtain through our blending activities to satisfy a new obligation and would be unable to sell RINs to other obligated parties, which may cause an impact on the fuel margins associated with our sale of gasoline. Additionally, the price of RINS is not fixed and is subject to change due to various considerations, including regulatory actions. The occurrence of any of the events described above could have a material adverse effect on our business, financial condition, results of operations and our future prospects.

Licenses

We hold the following licenses to sell motor fuel:

●	Texas: Supplier of Gasoline and Diesel Fuel;

●	Louisiana: Supplier of Gasoline and Diesel Fuel;

●	Oklahoma: Exporter, Wholesaler, Fuel Vendor;

●	California: Supplier of Gasoline and Diesel Fuel;

●	New Jersey: Supplier of Motor Fuels;

●	Pennsylvania – Class 1 Refiner/Wholesaler (All Fuels);

●	Maryland – Class B Gasoline Dealer;

●	Colorado – Diesel Fuel Exporter; and

●	Arizona – Supplier of Gasoline and Diesel Fuel.

We maintain the following blending and pipeline shipping licenses:

●	Federal Licenses: IRS 637 (Excise Tax) “S” Position Holder, “M” Blender & “AL” Alternative Fueler

●	Pipeline Shipper Refined Products: Magellan South and Mountain Pipeline Systems

○	Kinder Morgan SFPP Pipeline

○	Colonial Pipeline

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We have the following EPA Licenses:

●	EPA Registered Activities #6026: Renewable Fuels Exporter/Oxygenate Blender/Refiner

●	EPA Licensed Isobutanol Additive Gasoline Blender

Marketing

Our marketing activities are focused on building our relationships with existing customers as well as developing new business opportunities. Our CEO has extensive experience in marketing specialized fuels delivery services and maintains regular contact with customers. He is well-positioned to identify the changing transportation needs of customers in their respective market areas. We also actively participate in various trade associations, including the National Tank Truck Carriers Association, various state trucking and petroleum marketing associations and member of the Texas Food & Fuel Association.

Competition

The petroleum product transportation business is extremely competitive and fragmented. We have multiple competitors in our market areas consisting of other carriers of varying sizes as well as our customers’ private fleets. Price, service and location are the major competitive factors in each local market. Most of our competitors have greater financial resources and a more expansive geographic footprint than us. Some of our competitors periodically reduce their prices to gain business, which may limit our ability to maintain or increase prices, implement new pricing strategies or maintain significant growth in our business. Our largest competitors include Texas TransEastern, Inc., United Petroleum Transports, Inc., and Dupré Logistics, Inc. We also compete with smaller carriers in most of our markets.

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With respect to our fuel blending activities, we face competition from producers and suppliers of petroleum-based diesel fuel, other biomass-based diesel producers, marketers, traders and distributors. The size of the biomass-based diesel industry is small compared to the size of the petroleum-based diesel fuel industry and large petroleum companies have greater resources than we do. Our principal competitive differentiators are biomass-based diesel and RIN quality, supply reliability and price. We compete with independent biomass-based diesel producers as well as large, multi-product companies that have greater resources than we do. Ag Processing Inc., Archer Daniels Midland Company, Cargill Incorporated, and Louis Dreyfus Commodities Group are major international agribusiness corporations and biodiesel producers with the financial, feedstock sourcing and marketing resources far greater than ours. While the barriers to entry in our industry are low, there are various state, federal, and EPA licenses needed to create their own proprietary blends of gasoline for commercial sales. Our strategy is to build long-term partnerships with our customers based on the highest level of customer service and reliability. The current trend is that hypermarkets and super regional and national chains have emerged to replace many of the independent convenience stores and service stations historically served by many of our competitors. As this continues, we believe that our size, capabilities, scope of services and geographic reach will provide us a competitive advantage over our competitors.

There is substantial competition for qualified personnel, particularly drivers, in the trucking industry. We operate in a market area where there is currently a shortage of drivers. Regulatory requirements, including electronic logging, and an improving U.S. jobs market, could continue to reduce the number of eligible drivers in our market. Any shortage of drivers could result in temporary under-utilization of our equipment, difficulty in meeting our customers’ demands and increased compensation levels, each of which could have a material adverse effect on our business, results of operations and financial condition. A loss of qualified drivers could lead to an increased frequency in the number of accidents, potential claims exposure and, indirectly, insurance costs.

Technology

We use technology to assist us in the provision of our products and services. To the extent we can afford to do so, we upgrade and enhance our technological capabilities. We employ vehicle safety systems, forward-facing cameras, on-board computer systems, smart phones, freight handling systems and logistics technology to reduce costs and transit times, as well as to meet regulatory requirements. Our computer system is protected through state of the art physical and software safeguards, as well as redundant systems, network security measures and backup systems. We continue to focus on the development and enhancement of the technology used in our operations in order to improve the efficiency and effectiveness of our services.

Insurance

We carry insurance with third-party insurance carriers that provide various levels of protection for our risk exposure, including protection in the areas of property, casualty, cyber, management, and group health, with coverage limits and retention/deductible levels that we believe are reasonable given historical claim activity and severity. We believe that our policy of maintaining self-insured retentions or deductibles under these various insurance programs for a portion of our risks, supported by our safety, claims management and loss prevention programs, is an effective means of managing insurance costs. We periodically review our risk exposure and insurance coverage applicable to those risks and believe that we maintain sufficient insurance coverage.

Our Employees

As of the date of this Annual Report on Form 1-K, we have three employees, including one full-time, one part-time, and one contract.

Our Properties

Our corporate office location is 23501 Cinco Ranch Blvd., Suite H120-#325, Katy, Texas 77494. The office space used by us is provided by Christopher Williams at no cost to us. Our main office telephone number is (281) 817-8099. Our website address is cwpetroleumcorp.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 1-K. We have included our website address in this Annual Report on Form 1-K solely as an inactive textual reference.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury caused by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this Annual Report on Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 1-K, including information with respect to our plans for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” section of this Annual Report on Form 1-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly owned subsidiary, CW Petroleum Corp supplies and distributes biodiesel, biodiesel blends, renewable gasoline, and 92 octane reformulated no ethanol gasoline to distributors, convenience stores, marinas, and end-users.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

Effects of the Russian Invasion of Ukraine

In response to Russia’s military action in Ukraine in 2022, the U.S., E.U., U.K. and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions has evolved at pace and continues to do so across various jurisdictions including restrictions on dealing with designated individuals and entities; restrictions on the Russian financial sector; blocking economic activity in the Luhansk and Donetsk regions of Ukraine; and imposing export controls limiting the export of a wide range of goods and technical assistance to Russia. In 2022, President Biden issued an Executive Order prohibiting the importation into the U.S. of crude oil, liquefied natural gas and various other hydrocarbon products of Russian origin; new investment in the Russian energy sector by U.S. persons; and designated certain participatory actions by U.S. persons or persons within the U.S. in transactions which are prohibited.

In response, Russia has implemented new counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a temporary prohibition on registrars and depositories from making payment of dividends and interest on Russian securities in favor of foreign investors. Further details including confirmation of the precise terms or application of these counter-sanctions are not yet known.

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Aside from the increase in prices of refined diesel and gasoline that we use for our operations, that we inventory and that we distribute to our customers, which increase is a direct or indirect consequence of this conflict, our operations have no direct or indirect exposure to Russia, Belarus or Ukraine. In addition, we have no direct or indirect reliance on goods or services sourced from Russia or Ukraine or any business relationships, connections to or assets in Russia, Belarus or Ukraine. The continuation of, and the failure to diplomatically resolve, the on-going hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Annual Report on Form 1-K. Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent per gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the years ended December 31, 2025 and 2024, respectively. We have derived this data from our audited consolidated financial statements included elsewhere in this Annual Report on Form 1-K.

Results of Operations for the Years Ended December 31, 2025 and 2024

Our revenue for the year ended December 31, 2025, was $6,452,419, a 19.36 % decrease from the year ended December 31, 2024, revenue of $8,001,889. The decrease in revenue is related to a loss of customer fuel sites for the quarters ended September 30, 2025, and December 31, 2025.

Cost of revenue amounted to $5,091,164 for the year ended December 31, 2025, a 21.80% decrease from the prior year ended December 31, 2024, total of $6,510,562, resulting in part from the decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $1,361,255 in the year ended December 31, 2025, an 8.72% decrease from the prior year ended December 31, 2024, total of $1,491,327.

For the year ended December 31, 2025, we incurred a net loss of $157,665, which was a $110,188 increase from the year ended December 31, 2024, net loss of $47,477 resulting primarily from gross margin decrease of $130,072. The Company has not raised substantial working capital as a result of its Regulation A offering. Therefore, annual compliance costs continue to hinder the Company’s ability to remain profitable.

We experienced a net loss of $157,665 and had negative EBITDA of $27,563 for the year ended December 31, 2025. EBITDA is a non-GAAP financial measure.

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In 2025, we purchased all of our motor fuel from only four fuel suppliers. A change of fuel suppliers, a disruption in supply or a significant change in pricing with any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

On December 31, 2025, our cash balance amounted to $256,209 compared to $241,850 as of December 31, 2024. Our net working capital has decreased by approximately $133,219 during the same time period.

All funding to date has been provided by the shareholders through non-convertible debt and equity sales, operations and equipment financing. We regularly evaluate alternate sources of capital to support our liquidity requirements. U.S. GAAP requires management to assess a company’s ability to continue as a going concern within one year from the financial statement issuance and to provide related note disclosures in certain circumstances. We believe that there is substantial doubt about our ability to continue as a going concern. We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce an adverse effect on our borrowing capacity as well as our ability to issue additional equity and/or debt securities which could result in our inability to pay our debts as they become due, potentially resulting in our utilization of federal bankruptcy laws or the discontinuation of our business and dissolution.

Cash Flows

Cash provided in operations for the year ended December 31, 2025, amounted to $121,424, a $248,649 increase from the year ended December 31, 2024, when the cash used by operations was $127,226. This increase resulted primarily from a decrease of $240,295 in account receivable.

During the year ended December 31, 2025, our cash used in investing activities was Nil, a $6,216 decrease from the year ended December 31, 2024, when the total used was $6,216. The decrease is primarily due to no fixed asset deposition (e.g. vehicle disposition) or purchase (e.g. vehicle purchase) during 2025.

Cash used by financing activities for the year ended December 31, 2025 was $107,065 due to the debt payments on installment notes on transportation equipment offset by proceeds from long term debt. Cash used by financing activities for the year ended December 31, 2024 was $178,225 due to the debt payments on installment notes on transportation equipment offset by proceeds from long term debt.

Trends

Our only trend information relates to the price of oil. We have a limited capacity for inventory storage and containment facilities which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

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Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier and contemporaneously resells it to the customer.   The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

11

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the financial accounting standards board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 3. Directors and Officers

Executive Officers and Directors

The following table sets forth certain information as of the date of this Annual Report on Form 1-K about our executive officers and members of our Board.

Name	Age	Title
Christopher Williams (4) (5)	49	Chief Executive Officer, President, Chairman of the Board and Director

Edward Gaiennie(1*)(2)(3) (5)	61	Director

Myra Luinstra (5)	81	Director

(1)	Audit Committee Member; *signifies Chairperson.
(2)	Compensation Committee Member.
(3)	Corporate Governance and Nominating Committee Member.
(4)	Mr. Williams serves at the pleasure of the Board of Directors.
(5)	Each director holds office until his or her successor is elected and qualified, or until they die, resign, retire, are removed or their successors have been elected.

Christopher Williams – Mr. Williams founded the Company and has been devoted full-time to it since 2013. With a decade of experience in the energy industry, Mr. Williams brings a vast wealth of knowledge in the physical and financial trading of refined products and renewable fuels. His extensive background with price reporting, acquired during his tenure at Platts/McGraw-Hill Financial, a petroleum industry source for financial and commodities analysis, has led him to understand the market for fuel blending that we tap through our internal fuel trading and customer facing distribution services. Mr. Williams holds a Bachelor of Science from the University of Houston. Mr. Williams was appointed as a director due to his many years of experience in the petroleum industry.

Edward Gaiennie, CPA – Mr. Gaiennie was appointed a director of the Company in July 2022 and serves as Chairperson of the Audit Committee. Mr. Gaiennie also serves on the Compensation and Corporate Governance and Nominating Committees, respectively. Mr. Gaiennie has served as the General Manager of Agribiofuels, LLC, a private company involved in the production and supply of renewable fuels to the U.S. domestic energy market, since 2008. From 1999 to 2008 he served as CFO of various private and public companies. Previous to 1999, Mr. Gaiennie was employed as a certified public accountant, including seven years with Price Waterhouse Coopers LLP. In his eleven years of public accounting, Mr. Gaiennie has served as a business advisor to high growth companies with an emphasis in distribution, construction, and manufacturing. Mr. Gaiennie has a Bachelor of Science degree in business and accounting from Louisiana State University. Mr. Gaiennie was appointed as a director due to his experience in the petroleum industry and as a Certified Public Accountant.

Myra Luinstra – Ms. Luinstra was appointed a director of the Company in April 2024. From 1997 to 2020, Ms. Luinstra served as Vice President, President, and Director of Mullins Machine & Manufacturing Company, a private corporation that provides custom manufacturing for various applications in our industry. Ms. Luinstra attended the University of Houston. Ms. Luinstra was appointed as a director due to her many years of experience in the chemical and petroleum industries.

12

Board of Directors

We currently have three directors; however, only one of our directors have agreements pursuant to which they are contractually obligated to serve as a director for any specific term. Mr. Christopher Williams has the voting power to elect all members of our board of directors.

All directors hold office until his or her successor is elected and qualified, or until they die, resign, retire, are removed or their successors have been elected. All officers are appointed annually by the board of directors and serve at the discretion of the board. Currently, a person serving as a director receives no compensation for serving in the role as a director. We have not yet determined if we will compensate our directors for attending meetings of the board and its committees or will pay their expenses for such attendance.

Director Independence

Our board of directors has determined currently two out of three of our directors, Ms. Luinstra and Mr. Gaiennie qualify as independent directors for purposes of relevant listing standards of Nasdaq and under the SEC rules. In making that determination, our board of directors considered the relationships that each director has with the Company and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major shareholders.

13

Involvement in Certain Legal Proceedings

During the past five years, no present director, executive officer, or person nominated to become a director or an executive officer of the Company:

1.	had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

3.	was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

4.	was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended, or vacated.

14

EXECUTIVE COMPENSATION

Fiscal Year 2025 and 2024 Summary Compensation Table

The following table shows, for the periods ended December 31, 2025, and 2024, all compensation awarded to or paid to, or earned by, our named executive officer and directors.

Name and principal position	Year	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Christopher Williams, CEO and director	2025	0		0
	2024	0		0
Edward Gaiennie, Director	2025	0	5,085 (1)	5,085
	2024	0	3,600 (2)	3,600
Myra Luinstra, Director	2025	0	5,085 (1)	5,085
	2024	0	3,600 (2)	3,600

(1)	Each of Mr. Gaiennie and Ms. Luinstra were awarded 300,000 shares of restricted Common Stock during the year ended December 31, 2025.
(2)	Each of Mr. Gaiennie and Ms. Luinstra were awarded 50,000 shares of restricted Common Stock during the year ended December 31, 2024.

15

We do not have any agreements with our directors for the payment of compensation. We intend to pay each of our independent directors an annual fee of $40,000 plus expense reimbursement when an initial public offering is complete.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information known to us regarding beneficial ownership of our Common Stock as of April 29, 2026 by:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

●	our named executive officer;

●	each of our directors; and

●	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned” is calculated based on shares of Common Stock outstanding as of April 29, 2026.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of Common Stock that the person has the right to acquire within 60 days of April 29, 2026 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those exercise rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o CW Petroleum Corp, 23501 Cinco Ranch Blvd., Suite H120-#325, Katy, Texas 77494.

Title of Class	Name, Title and Address of Beneficial Owner of Shares	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Common Stock	Christopher Williams, CEO and Director	7,959,318	34.5%
Series A Preferred Stock	Christopher Williams, CEO and Director	1,000,000	100%
Common Stock	Edward Gaiennie, Director	350,000	1.5%
Common Stock	Myra Luinstra, Director	350,000	1.5%
	All directors and executive officers as a group (three persons)	8,659,318	37.5%

(1)	Unless otherwise indicated, the nature of each named shareholder’s beneficial ownership is direct.
(2)	Based on 23,045,898 shares of Common Stock outstanding as of April 29, 2026.

None of the above persons has the right to acquire additional shares of stock of the Company.

16

Item 5. Interest of Management and Others in Certain Transactions

Other than the compensation arrangements described under “Executive Compensation” and “Director Compensation” in this Annual Report on Form 1-K and the transactions described below, since January 1, 2023, there has not been any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Series A Preferred Stock

We issued 1,000,000 shares of Series A Preferred Stock to Christopher Williams at the time of incorporation in Wyoming in exchange for his organizational efforts and business plan. Each share of Series A Preferred Stock (a) gives the holder 500 votes per share held on all matters submitted for a shareholder vote, (b) converts into 500 shares of Common Stock at the option of the holder, and (c) may receive dividends, if and at amounts declared by the Board of Directors.

On June 14, 2022, we entered into a Share Exchange Agreement with Mr. Williams pursuant to which the 1,000,000 shares of Series A Preferred Stock owned by Mr. Williams were exchanged for 100,000,000 shares of Common Stock.

On October 21, 2024, we entered into a Share Exchange Agreement with Mr. Williams pursuant to which the 100,000,000 shares of Common Stock owned by Mr. Williams were exchanged for 1,000,000 shares of Series A Preferred Stock.

Loan from CEO

As of December 31, 2025, we had borrowed an aggregate of $267,000 from Mr. Christopher Williams and had issued him demand notes that accrue interest at 8% per annum with no date of maturity on each loan. The notes are payable upon demand from Mr. Williams.

Item 6. Other Information

None.

Item 7. Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K on the following page.

17

Item 8. Exhibits

Index to Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith

2.1	Articles of Incorporation	1-A	024-11446	2.1	2/9/21
2.2	Amendment to Articles of Incorporation	1-A	024-11446	2.2	2/9/21
2.3	Amendment to Articles of Incorporation Filed June 13, 2022	S-1/A	333-265369	3.3	8/2/22
2.4	Amendment to Articles of Incorporation Filed June 28, 2022	S-1/A	333-265369	3.4	8/2/22
2.5	Amendment to Articles of Incorporation Filed July 26, 2022	S-1/A	333-265369	3.5	8/2/22
2.6	Amendment to Articles of Incorporation Filed August 16, 2022	S-1/A	333-265369	3.6	8/25/22
2.7	Amendment to Articles of Incorporation Filed December 6, 2022	S-1/A	333-265369	3.7	12/16/22
2.8	Amendment to Articles of Incorporation Dated December 6, 2022	S-1/A	333-265369	3.8	12/16/22
2.9	Amendment to Articles of Incorporation Dated July 16, 2025	1-U	24R-00176	2.1	8/8/25
2.10	Amendment to Articles of Incorporation Dated March 3, 2026	1-U	24R-00176	2.1	3/4/26
2.11	By-Laws	1-A POS	024-10846	3.2	9/30/19
2.12	Certificate of Designation for Series A Preferred Stock	1-K	24R-00176	2.4	4/29/22
2.13	Certificate of Designation for Series A Preferred Stock	1-U	24R-00176	2.1	5/27/25
2.14	Wyoming Articles of Exchange	S-1/A	333-265369	3.8	8/2/22
2.15	Texas Articles of Exchange	S-1/A	333-265369	3.9	8/2/22
3.1	Specimen Stock Certificate of CW Petroleum Corp’s Common Stock	S-1/A	333-265369	4.1	8/2/22
3.2	Form of Warrant Agent Agreement	S-1/A	333-265369	4.2	8/25/22
3.3	Form of Representative’s Warrant	S-1/A	333-265369	1.1	12/16/22	-
3.4	Form of Warrant Agreement #1	S-1/A	333-265369	4.4	8/25/22
3.5	Form of Warrant Agreement #2	S-1/A	333-265369	4.5	8/25/22
3.6	2021 Stock Incentive Plan	1-K	24R-00176	99.1	4/29/22
4.1	Subscription Agreement	1-A	024-11446	4.1	2/9/21
6.1	Form of Lock-up Agreement	S-1/A	333-265369	1.1	12/16/22	-
6.2	Consulting Agreement Dated September 1, 2019 with Greg Roda	S-1	333-265369	10.2	6/2/22
6.3±	Employment Agreement with Christopher Williams	S-1/A	333-265369	10.3	8/2/22
6.4±	Amendment No. 1 to Employment Agreement with Christopher Williams	S-1/A	333-265369	10.4	8/2/22
6.5±	Non-Competition, Non-Solicitation and Confidentiality Agreement with Christopher Williams	S-1/A	333-265369	10.5	8/2/22
6.6±	Employment Agreement with Graham Williams	S-1/A	333-265369	10.6	8/2/22
6.7±	Amendment No. 1 to Employment Agreement with Graham Williams	S-1/A	333-265369	10.7	8/2/22
6.8	Non-Competition, Non-Solicitation and Confidentiality Agreement with Graham Williams	S-1/A	333-265369	10.8	8/2/22
6.9	Exchange Agreement with Christopher Williams	S-1/A	333-265369	10.9	8/2/22
6.10	2023 Stock Incentive Plan	1-U	024-11446	6.1	5/17/23
6.11	Share Exchange Agreement dated October 21, 2024 with Christopher Williams	1-U	024-11446	10.1	10/21/24

±	Management contract or compensatory plan or arrangement.

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/s/ Christopher Williams
Chief Executive Officer
Date:	April 29, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Christopher Williams
Chief Executive Officer
Date:	April 29, 2026

19

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP.

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CW Petroleum Corp

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CW Petroleum Corp (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has yet to achieve profitable operations, has negative cash flows from operating activities, and is dependent upon future issuances of equity or other financings to fund ongoing operations all of which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audits matter communicated below is a matter arising from the current period audits of the consolidated financial statements that was communicated or required to be communicated to the audits committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audits matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audits matter below, providing separate opinions on the critical audits matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 2 to the financial statements, the Company had a going concern due to a net loss and accumulated deficit for the year ended December 31, 2025.

Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate.

To evaluate the appropriateness of a going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern. In addition, we evaluated the Company’s disclosure in relation to this matter included in Note 2 to the consolidated financial statements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2018

The Woodlands, TX

April 29, 2026

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
ASSETS
Current assets
Cash	$256,209	$241,850
Accounts receivable, net	25,331	265,626
Inventory	35,399	38,458
Other current assets	8,300	8,300
Total current assets	325,239	554,234
Property and equipment, net	222,875	339,959
Other assets	46,671	39,084
Total assets	$594,785	$933,277
LIABILITES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$58,754	$150,144
Short term notes payable – related party	267,000	245,000
Current maturities of long-term debt	105,511	131,897
Total current liabilities	431,265	527,041
Deferred tax liability	9,551	2,094
Long-term debt, net	203,523	306,201
Total liabilities	$644,339	$835,336
Shareholders’ equity (deficit)
Preferred stock –1,000,000 shares authorized, 1,000,000 and 0 issued and outstanding as of December 31, 2024 and 2023, respectively with a par value of $.0001 per share	100	100
Common stock – 600,000,000 shares authorized, $0.0001 par value 23,045,898 and 22,445,898 issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	2,305	2,245
Additional Paid-in capital	1,775,319	1,765,209
Accumulated deficit	(1,827,278)	(1,669,613)
Total shareholders’ equity (deficit)	(49,554)	97,941
Total liabilities and shareholders’ equity (deficit)	$594,785	$933,277

The accompanying notes are an integral part of these consolidated financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Years Ended December 31, 2025 and 2024

	2025	2024
Operations
Revenue
Fuel sales	$6,452,419	$8,001,889
Total revenue	6,452,419	8,001,889
Cost of revenue
Cost of fuel sold	4,777,100	6,218,856
Freight	192,581	170,975
Transport costs	121,484	120,731
Total cost of revenue	5,091,164	6,510,562
Margin on operations	1,361,255	1,491,327
Operating expenses	1,481,400	1,489,383
Consulting expense
Officer compensation
Earnings (loss) from operations	(120,145)	1,943
Interest expense	(57,100)	(72,142)
Loss before income taxes	(177,245)	(70,199)

Income tax provision (recovery)
Current	2,679	(22,722)
Deferred	(22,260)	-
Total income tax provision (recovery)	(19,581)	(22,722)
Net (loss) income	$(157,665)	(47,477)

Earnings Per Share
Weighted average shares outstanding	22,518,227	13,015,843
Basic and fully diluted earnings (loss) per share	$(0.01)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2025 and 2024

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total

Balance December 31, 2023	122,345,898	12,235			1,748,119	-	(1,622,136)	138,218)
Preferred stock exchange	(100,000,000)	(10,000)	(1,000,000)	(100)	9,900	-	-	-
Issued shares for compensation	100,000	10	-	-	7,190	-	-	7,200
Net loss for the year ended December 31, 2024	-	-	-	-	-	-	(47,477)	(47,477)
Balance December 31, 2024	22,445,898	2,245	1,000,000	100	1,765,209	-	(1,669,613)	97,941
Issued shares for compensation	600,000	60	-	-	10,110	-	-	10,170
Net loss for the year ended December 31, 2025	-	-	-	-	-	-	(157,665)	(157,665)
Balance December 31, 2025	23,045,898	2,305	1,000,000	100	1,775,319	-	(1,827,278)	(49,554)

The accompanying notes are an integral part of these consolidated financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(157,665)	(47,477)
Adjustments to reconcile net income to net cash:	-	-
Depreciation	117,084	147,298
Gain on sold fixed asset	-	-
Director stock compensation	10,170	7,200
Changes in
Accounts receivable	240,295	(238,396)
Inventory	3,059	2,839)
Accounts payable and accrued expenses	(91,389)	15,838
Other Assets	(7,587)	(6,296)
Deferred tax liability	7,457	(8,232)
NET CASH (USED IN) PROVIDED BY OPERATIONS	121,424	(127,226)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	-	(6,216)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	-	(6,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on debt	(129,065)	(178,225)
Proceeds from short term notes payable – related party	22,000	-
Short term payment – related party	-	-
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(107,065)	(178,225)
Change in cash and cash equivalents	14,359	(311,667)
Beginning of year	241,850	553,515
End of year	$256,209	241,850

Supplemental disclosures
Cash paid for income taxes	$5,095	-
Cash paid for interest	$56,874	60,637

NON-CASH TRANSACTIONS
PPE acquired with debt	$-	111,778

The accompanying notes are an integral part of these consolidated financial statements

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (“CW” or the “Company”) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying consolidated statements have been prepared as if the transaction had occurred on the first day of the first period included in the consolidated statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Reclassifications

Certain amounts in the consolidated financial statements for the prior year have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings, financial position, or cash flows.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2025 or 2024.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivables are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified. As of December 31, 2025, the account receivable of $25,331 is all from one customer, and the company’s estimation for the allowance of the credit loss is $0 based on historical trend with this customer.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which provides guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim within fiscal years beginning after December 15, 2024. The Company adopted this ASU in the fourth quarter of 2024, and as a result, there was no material impact on the consolidated financial statements.

There are no recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

NOTE 2 – Going Concern

U.S. GAAP requires management to assess a company’s ability to continue as a going concern within one year from the financial statement issuance and to provide related note disclosures in certain circumstances.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

As reflected in the accompanying consolidated financial statements, that have been prepared on a going concern basis, the Company had an accumulated deficit of $1,827,278 as of December 31, 2025 and a net loss of $157,665 for the year ended December 31, 2025.

The Company has suffered a net loss for the year ended December 31, 2025 and had an accumulated deficit as of December 31, 2025 and 2024, which raises substantial doubt about its ability to continue as a going concern.

Our ability to continue as a going concern in the foreseeable future is dependent upon our ability to generate revenues. Management has evaluated these conditions and plans to raise capital as needed to grow and to generate additional revenues to satisfy our capital needs. No assurance can be given that we will be successful in these efforts.

Note 3 - Accounts Receivable

CW has accounts receivable of $25,331 and $265,626 net of an allowance for bad debt of $0 and $0, as of December 31, 2025 and 2024, respectively. Account receivable allowance is estimated based on historical trends.

Note 4 – Inventories

Inventories as of December 31, 2025 and 2024, consist of the following:

Description	December 31, 2025	December 31, 2024
Trailer Fuel Inventory	$35,399	$38,458
Total	$35,399	$38,458

The Trailer Fuel Inventory represents the cost of fuel maintained in trailers for distribution.

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2025 and 2024, consist of the following:

Description	December 31, 2025	December 31, 2024
Furniture, fixtures and equipment	$18,397	$18,397
Transportation equipment	1,411,364	1,455,037
Total property cost	$1,429,761	$1,473,434
Accumulated Depreciation	(1,206,886)	(1,133,475)
Property and equipment, net	$222,875	$339,959

For the year ended December 31, 2025 and 2024, CW recorded depreciation expense of $117,084 and $147,298, respectively. We acquired equipment of nil and $117,993 during the year ended December 31, 2025 and 2024 respectively. There were no asset disposals in both fiscal year 2025 and 2024.

NOTE 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 9.76% to 10.02% per annum and averaged 9.59% and 9.04% as of December 31, 2025 and 2024, respectively. The terms of these notes range from 60 to 72 months. In 2025, CW did not issue new notes and made principal repayments of $129,065 for existing notes. In 2024, CW entered into a note with a principal amount of $111,778 for property and equipment and made repayments of $10,207 on this note.

The balances of all notes payable as of December 31, 2025 and 2024 were $309,034 and $438,098, respectively.

As of December 31, 2025, the aggregate annual maturities of debt are as follows:

Year Ended December 31, 2025	Amount
2026	$105,511
2027	90,139
2028	65,435
2029	42,585
Thereafter	5,364
Total	$309,034

F-10

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Note 7 – Segment Information

Management has determined that the Company has one operating segment and therefore one reportable segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews fuel distribution operations and financial performance at a consolidated level. The CODM uses net income to allocate resources (including labor, technology and capital resources) for the single segment to make decisions regarding budget, new customer acceptance, entering new geographic markets, vendor negotiation, marketing decisions, pursuing new business ventures, and driving the Company’s mission. All of the Company’s sales are derived in the United States of America.

Operating results include costs or expenses directly attributable to the segment, and costs or expenses that are leveraged across the whole company group.

	As of December 31,
	2025	2024
Segment gross sales	6,452,419	8,001,889
Less:
Cost of fuel sold	4,777,100	6,218,856
Freight	192,581	170,975
Transport Cost	121,484	120,731
Payroll and contract labor compensation	140,839	190,062
Auto and truck expense	45,435	37,866
Depreciation Expense	117,084	147,298
Marketing and advertising	49,466	71,576
Segment of income from operations	1,008,430	1,044,525
Reconciliation:
General and administrative	854,300	778,749
Legal & Professional Fees	12,063	8,397
Location Expense	181,645	224,815
Stock compensation	10,170	7,200
Interest Expense	57,100	72,142
Other cost	70,398	23,421
Net income /(loss)before tax	(177,245)	(70,199)

Major customer sales information:

	December 31, 2025	December 31, 2024

Customer A	50%	52%
Customer B	38%	28%

Note 8 – Income Taxes

The income tax provision for the years ended December 31, 2025 and 2024 reflect federal income tax and current tax payments for state franchise taxes which are considered an income tax. The federal income tax provision(recovery) of FY2025 and FY2024 is $(22,260) and $(22,722) respectively after net with tax benefit generated from NOL carry over. Tax law only allows 80% of taxable income to offset NOL carry over from year 2018.

The provision for income taxes consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Current:
Federal	$-	$(22,722)
State Franchise tax	2,679	5,199

Total current tax provision	$2,679	$(17,523)

Deferred:
Federal	$(22,260)	$-
State	-	-

Total deferred tax provision	$(22,260)	$-

Total provision for income tax	$(19,581)	$(17,523)

F-11

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

A reconciliation of the U.S. federal statutory income tax to our effective income tax is as follows:

Description	2025	2024
Tax provision at federal statutory tax rate	$(37,784)	$(14,742)
Permanent and temporary differences	37,975	35,759
NOL carry over	(191)	(20,602)
Change in valuation allowance	(22,260)	(26,909)
State franchise tax and others	2,679	8,971
Federal income tax provision	$(19,581)	$(17,523)

The statutory rates noted above were 21% in 2025 and 2024.

Deferred tax assets consisted of the following at December 31, 2025 and 2024.

Description	2025	2024
Deferred tax assets
Net operating loss carryforward	$1,362,824	$1,394,531
Deferred tax at 21% statutory rate	286,193	292,852
Deferred tax due to temporary difference	22,260	26,909)
Prior year deferred tax liability carry over	(31,811)	(29,003
Less: valuation allowance	(286,193)	(292,852)
Net deferred tax asset(liability)	$(9,551)	$(2,094)

As of December 31, 2025 CW has net operating losses (“NOLs”) of approximately $1,362,824. These NOLs expire according to the following table:

Year Ending December 31,	Amount
Expire by year 2038	260,322
Indefinite	1,102,503
Total	$1,362,824

The Company assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2025, a valuation allowance of $286,193 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Open tax years that could potentially be examined and changed by the IRS are 2019-2024, and 2025 has not yet been filed.

F-12

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Note 9 – Related Party Transactions

Short term notes payable includes $267,000 and $245,000 as of December 31, 2025 and 2024, respectively, of loans from related parties. The note payable is due on demand and has an annual interest rate of 8%. Interest expense of $ 21,341was accrued for the year ended December 31, 2025 and $23,227 was accrued for the year ended December 31, 2024.

On October 21, 2024, the Company executed a share exchange with its CEO to exchange 100,000,000 shares of common stock for 1,000,000 shares of preferred stock. This has been reflected in the statement of equity for the year ended December 31, 2024. The exchange was done pursuant to the terms of the agreement and, therefore, there was no gain or loss on the exchange.

Note 10 - Officer Compensation

On November 18, 2025, the Company’s Board of Directors issued 600,000 shares of common stock to two directors to compensate for their service under the Company’s incentive plan. The shares are granted and vested immediately at a total value of $10,700 based on a stock market price of $0.01695 per share on grant date.

Note 11 – Shareholders’ Equity

On April 24, 2024, the Company issued 50,000 shares each to two directors to compensate for their service under the Company’s incentive plan. The shares are granted and vested immediately at a total value of $7,200 based on a stock market price of $0.072 per share on grant date.

On October 21, 2024, the Company executed a share exchange with its President to exchange 100,000,000 shares of common stock for 1,000,000 shares of Series A preferred stock. This has been reflected in the statement of equity for the year ended December 31, 2024. The exchange was done pursuant to the terms of the agreement and, therefore, there was no gain or loss on the exchange.

On July 15, 2025, the Company filed Articles of Amendment with the Wyoming Secretary of State (the “7/15/25 Amendment”). Pursuant to the 7/15/25 Amendment, the total number of authorized shares of Common Stock of the Company was decreased from 300,000,000 to 150,000,000 shares.

On November 18, 2025, the Company issued 600,000 shares to two directors to compensate for their service under the Company’s incentive plan. The shares are granted and vested immediately at a total value of $10,700 based on a stock market price of $0.01695 per share on grant date.

On March 3, 2026, the Company filed Articles of Amendment with the Wyoming Secretary of State (the “3/3/26 Amendment”). Pursuant to the 3/3/26 Amendment, the total number of authorized shares of Common Stock of the Company was increased from 150,000,000 to 600,000,000 shares.

F-13

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

Note 11 – Concentrations

Accounts receivable as of December 31, 2025 is concentrated in one customer representing 100% of accounts receivable. Accounts receivables as of December 31, 2024 are concentrated among three customers representing 61%, 29%, 10% of accounts receivable respectively.

Revenue includes a significant concentration among customers for the year ended December 31, 2025 in which three customers represented 50%, 38%, and 6% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2024 in which three customers represented 66%, 23%, and 6% of revenue.

Note 12 – Subsequent Events

Subsequent events have been evaluated through April 29, 2026, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-14